Givaudan

RECEIVED

2007 SEP 21 A 6:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07026849

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 18 September 2007
RG/rmj7205
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan annouces the issue of a 3.375% CHF Domestic Bond of 200 million CHF	13 September 2007	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED

SEP 26 2007

THOMSON FINANCIAL

Givaudan SA

R. Garavagno   R. Zellweger

Enclosure mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Givaudan announces the issue of a 3.375% CHF Domestic Bond of 200 million CHF

Geneva, Switzerland – September 13, 2007 – Givaudan SA announces today the issue of a CHF 200 million straight bond in the Swiss franc domestic market. The bond carries a 3.375 % coupon and has a maturity of 4 years.

The proceeds of the bonds will be used to refinance part of the debt raised in connection with the acquisition of Quest.

This news release is only available in English.

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Financial Media Contact

Peter Wullschleger
Financial Media Relations
Peter_b.Wullschleger@givaudan.com

Media Contact

Magali Dauwalder
Media Relations
Magali.Dauwalder@givaudan.com